UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Perry Ellis International, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

288853104
(CUSIP Number)

CHRISTOPHER S. KIPER LEGION PARTNERS ASSET MANAGEMENT, LLC 9401 Wilshire Blvd, Suite 705 Beverly Hills, CA 90212 (310) 729-8588	DEBRA SMITH CALIFORNIA STATE TEACHERS’ RETIREMENT SYSTEM 100 Waterfront Place, MS 04 West Sacramento, CA 95605 (916) 414-7551

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 7, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 288853104

1	NAME OF REPORTING PERSON Legion Partners, L.P. I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 345,200
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 345,200
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 345,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 288853104

1	NAME OF REPORTING PERSON Legion Partners Special Opportunities, L.P. I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 580,700
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 580,700
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 580,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 288853104

1	NAME OF REPORTING PERSON Legion Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 925,900
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 925,900
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 925,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 288853104

1	NAME OF REPORTING PERSON Legion Partners Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 925,900
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 925,900
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 925,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 288853104

1	NAME OF REPORTING PERSON Legion Partners Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 925,900
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 925,900
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 925,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 288853104

1	NAME OF REPORTING PERSON Christopher S. Kiper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 925,900
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 925,900
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 925,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 288853104

1	NAME OF REPORTING PERSON Bradley S. Vizi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 925,900
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 925,900
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 925,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 288853104

1	NAME OF REPORTING PERSON Raymond White
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 925,900
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 925,900
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 925,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 288853104

1	NAME OF REPORTING PERSON California State Teachers’ Retirement System
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California Government Pension Plan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,913
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 22,314
	10	SHARED DISPOSITIVE POWER 1,599
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,913
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON EP

CUSIP NO. 288853104

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.01 par value per share (the “Shares”), of Perry Ellis International, Inc., a Florida corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 3000 N.W. 107th Avenue, Miami, Florida 33172.

Item 2.	Identity and Background.

(a)	This statement is filed by:

(i)	Legion Partners, L.P. I, a Delaware limited partnership (“Legion Partners I”);

(ii)	Legion Partners Special Opportunities, L.P. I, a Delaware limited partnership (“Legion Partners Special I”);

(iii)	Legion Partners, LLC, a Delaware limited liability company (“Legion Partners LLC”), which serves as the general partner of each of Legion Partners I and Legion Partners Special I;

(iv)
Legion Partners Asset Management, LLC, a Delaware limited liability company (“Legion Partners Asset Management”), which serves as the investment advisor of each of Legion Partners I and Legion Partners Special I;

(v)
Legion Partners Holdings, LLC, a Delaware limited liability company (“Legion Partners Holdings”), which serves as the sole member of Legion Partners Asset Management and managing member of Legion Partners LLC;

(vi)	Christopher S. Kiper, who serves as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings;

(vii)	Bradley S. Vizi, who serves as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings;

(viii)	Raymond White, who serves as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings; and

(ix)	California State Teachers’ Retirement System (“CalSTRS”), a California Government Employee Benefit Plan.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  The Reporting Persons other than CalSTRS may collectively be referred to as “Legion Partners.”  CalSTRS is a limited partner of each of Legion Partners I and Legion Partners Special I, and is a member of Legion Partners LLC.  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

CUSIP NO. 288853104

(b)           The address of the principal office of each member of Legion Partners is 9401 Wilshire Boulevard, Suite 705, Beverly Hills, California 90212. The address of the principal office of CalSTRS is 100 Waterfront Place, MS 04, West Sacramento, California 95605.

(c)           The principal business of Legion Partners I is investing in securities. The principal business of Legion Partners Special I is investing in securities.  The principal business of Legion Partners LLC is serving as the general partner of each of Legion Partners I and Legion Partners Special I.  The principal business of Legion Partners Asset Management is managing investments in securities and serving as the investment advisor of each of Legion Partners I and Legion Partners Special I.  The principal business of Legion Partners Holdings is serving as the sole member of Legion Partners Asset Management and managing member of Legion Partners LLC.  The principal occupation of each of Messrs. Kiper, Vizi and White is serving as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings. The principal business of CalSTRS is providing retirement related benefits and services to teachers in public schools and community colleges in California.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Kiper, Vizi and White are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Legion Partners I and Legion Partners Special I were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule A, which is incorporated herein by reference.  The aggregate purchase price of the 345,200 Shares owned directly by Legion Partners I is approximately $4,999,700, including brokerage commissions.  The aggregate purchase price of the 580,700 Shares owned directly by Legion Partners Special I is approximately $10,099,088, including brokerage commissions.

The Shares purchased by CalSTRS were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule A, which is incorporated herein by reference. The aggregate purchase price of the 23,913 Shares beneficially owned by CalSTRS is approximately $416,689, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on each of the Reporting Persons’ respective belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavour to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares in the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

CUSIP NO. 288853104

The Reporting Persons have engaged in discussions with the Issuer’s management and board of directors (the “Board”) regarding ways to improve the Issuer’s poor stock performance, weak financial and operating performance, and poor shareholder returns.  The Reporting Persons intend to continue to engage in discussions with the Board and management in hopes of enhancing value for all of the Issuer’s shareholders.

Based on the Reporting Persons’ detailed research and analysis, the Reporting Persons believe that the Issuer’s Shares do not reflect the substantial value of the Issuer’s business.  Key notable aspects of the Issuer’s business include:

•
A large portfolio totaling over 30 highly recognized owned and licensed brands, including: Axist, Ben Hogan, C&C California, Cubavera, Farah, Grand Slam, Jantzen, John Henry, Laundry by Shelli Segal, Original Penguin, Perry Ellis, Rafaella, and Savane, and the distribution of the Callaway Golf, Nike, Jag, Jack Nicklaus and PGA TOUR brands under licensing arrangements;

•	Extensive distribution to approximately 20,000 retail doors;
•	Long-term relationships with key retailers;
•	Global sourcing infrastructure;
•	Licensing revenue streams from owned brands; and
•	Rapidly growing golf apparel business.

While the Issuer’s brand portfolio generates approximately $1.5 billion in sales annually (including approximately $600 million in wholesale revenues by third party licensees), the profitability of such sales has been poor.  During the past 10 years, the Issuer’s return on invested capital has been under 10% in each fiscal year.  Furthermore, the Issuer’s gross margins and EBITDA margins are far below its peers.  To further highlight the significant undervaluation of the Issuer’s Shares, the Reporting Persons estimate that nearly the entire current valuation of the Issuer’s Shares could be supported by income generated by the Issuer’s Licensing segment alone.  This is significant because the Issuer’s Licensing segment is just 3% of the Issuer’s total revenues for the Issuer’s most recently completed fiscal year, implying that over 95% of the Issuer’s revenues are being valued at or near zero.  To further clarify the undervaluation, the Issuer’s enterprise value is equal to 0.5x its reported revenues as compared to its peer group which has a median enterprise value to revenue of 1.5x.  If the Issuer can execute a strategy to improve its operational performance, the Reporting Persons believe that the Issuer’s stock price should trade closer to its peer valuation and in the 1.0 to 1.5x times reported revenues range, which implies very significant value enhancement for all shareholders relative to the current market capitalization.

The Reporting Persons believe the Board must take immediate action to improve the Issuer’s operational performance.  The Reporting Persons believe the Board must undertake a thorough review of all strategic alternatives to enhance shareholder value, make significant enhancements to its corporate governance, and better align compensation to performance, among other things.

The Reporting Persons believe that a series of corporate governance enhancements should be implemented by the Issuer including: the annual elections for all directors, a majority voting standard for the election of directors, reducing the current level of related party transactions, allowing shareholders to act by written consent, lowering the current threshold required to call a special meeting, separating the Chairman and CEO roles and changing the supermajority vote requirement to a simple majority vote requirement for amending many of these shareholder unfriendly provisions in the Issuer’s certificate of incorporation.

CUSIP NO. 288853104

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continual basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, continuing to engage in communications with management, the Board and the shareholders of the Issuer, regarding the composition of the Board, generally, and engaging in discussions with third parties about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning strategic alternatives, corporate governance improvements, enhancements to the compensation plans of the Issuer, board structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 15,717,000 Shares outstanding as of June 5, 2014, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on June 10, 2014.

A.	Legion Partners I

(a)	As of the close of business on July 15, 2014, Legion Partners I beneficially owned 345,200 Shares.

Percentage: Approximately 2.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 345,200
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 345,200

(c)	The transactions in the Shares by Legion Partners I during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

B.	Legion Partners Special I

(a)	As of the close of business on July 15, 2014, Legion Partners Special I beneficially owned 580,700 Shares.

Percentage: Approximately 3.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 580,700
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 580,700

(c)	The transactions in the Shares by Legion Partners Special I during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 288853104

C.	Legion Partners LLC

(a)
Legion Partners LLC, as the general partner of each of Legion Partners I and Legion Partners Special I, may be deemed the beneficial owner of the (i) 345,200 Shares owned by Legion Partners I and (ii) 580,700 Shares owned by Legion Partners Special I.

Percentage: Approximately 5.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 925,900
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 925,900

(c)
Legion Partners LLC has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares by each of Legion Partners I and Legion Partners Special I during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

D.	Legion Partners Asset Management

(a)
Legion Partners Asset Management, as the investment advisor of each of Legion Partners I and Legion Partners Special I, may be deemed the beneficial owner of the (i) 345,200 Shares owned by Legion Partners I and (ii) 580,700 Shares owned by Legion Partners Special I.

Percentage: Approximately 5.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 925,900
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 925,900

(c)
Legion Partners Asset Management has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares by each of Legion Partners I and Legion Partners Special I during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

E.	Legion Partners Holdings

(a)
Legion Partners Holdings, as the sole member of Legion Partners Asset Management and managing member of Legion Partners LLC, may be deemed the beneficial owner of the (i) 345,200 Shares owned by Legion Partners I and (ii) 580,700 Shares owned by Legion Partners Special I.

Percentage: Approximately 5.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 925,900
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 925,900

(c)
Legion Partners Holdings has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares by each of Legion Partners I and Legion Partners Special I during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 288853104

F.	Messrs. Kiper, Vizi and White

(a)
Each of Messrs. Kiper, Vizi and White, as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings, may be deemed the beneficial owner of the (i) 345,200 Shares owned by Legion Partners I and (ii) 580,700 Shares owned by Legion Partners Special I.

Percentage: Approximately 5.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 925,900
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 925,900

(c)
None of Messrs. Kiper, Vizi or White has entered into any transactions in the Shares during the past 60 days. The transactions in the Shares by each of Legion Partners I and Legion Partners Special I during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

G.	CalSTRS

(a)	As of the close of business on July 15, 2014, CalSTRS beneficially owned 23,913 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 23,913
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 22,314
4. Shared power to dispose or direct the disposition: 1,599*

*The power to dispose or to direct the disposition of such Shares is shared with BlackRock Institutional Trust Company, N.A. (“BTC”). CalSTRS has been informed by BlackRock Institutional Trust Company, N.A. ("BTC") that its principal business is to provide diversified investment management and securities lending services to institutional clients, intermediary and individual investors through various investment vehicles and that its business address is 400 Howard Street, San Francisco, CA 94105. In addition, BTC has further informed CalSTRS that on January 20, 2012, BTC entered into an Offer of Settlement (the "Agreement") with the CFTC and consented to the entry of an Order, which makes findings and imposes remedial sanctions against BTC.  Without admitting or denying wrongdoing, BTC agreed to the imposition of a $250,000 penalty and the entry of the Order to resolve allegations by the CFTC that two trades by BTC violated Section 4c(a)(1) of the Commodity Exchange Act and CFTC Regulation 1.38(a).   BTC also agreed to refrain from any further violations of the above-mentioned statutory provisions.  The CFTC did not allege, nor find, that any clients of BTC or any related affiliate were harmed in any way.  In the previous five years, BTC has not been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor (ii) a party to any other civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is the subject to a judgment, decree or final order (with the exception of the Agreement) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c)	The transactions in the Shares by CalSTRS during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

An aggregate of 949,813 Shares, constituting approximately 6.0% of the Shares outstanding, are reported in this Schedule 13D.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Person.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

CUSIP NO. 288853104

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On July 16, 2014, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1
Joint Filing Agreement by and among Legion Partners, L.P. I, Legion Partners Special Opportunities, L.P. I, Legion Partners, LLC, Legion Partners Asset Management, LLC, Legion Partners Holdings, LLC, Christopher S. Kiper, Bradley S. Vizi, Raymond White and California State Teachers’ Retirement System, dated July 16, 2014.

CUSIP NO. 288853104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 16, 2014

Legion Partners, L.P. I

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners Special Opportunities, L.P. I

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, LLC

By:	Legion Partners Holdings, LLC
Managing Member

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

Legion Partners Asset Management, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners Holdings, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

CUSIP NO. 288853104

/s/ Christopher S. Kiper
Christopher S. Kiper

/s/ Bradley S. Vizi
Bradley S. Vizi

/s/ Raymond White
Raymond White

California State Teachers’ Retirement System

By:	/s/ Debra Smith
	Name:	Debra Smith
	Title:	Director of Operations

CUSIP NO. 288853104

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

LEGION PARTNERS, L.P. I

12,800	14.57	05/16/2014
20,000	14.74	05/19/2014
17,239	14.62	05/20/2014
35,086	14.74	05/21/2014
16,867	16.99	05/29/2014
15,000	16.94	05/30/2014
15,000	16.90	06/02/2014
15,000	17.08	06/03/2014
6,912	17.37	06/04/2014
4,900	17.46	06/05/2014
20,475	17.33	06/12/2014
12,000	17.29	06/13/2014
15,000	17.13	06/16/2014
10,000	17.30	06/17/2014
11,000	17.38	06/18/2014
15,000	17.46	06/19/2014
15,000	17.46	06/20/2014
12,000	17.35	06/23/2014
21,899	17.24	06/24/2014
11,358	17.27	06/25/2014
6,137	17.35	06/26/2014
(387,473)1	17.44	07/01/2014

LEGION PARTNERS SPECIAL OPPORTUNITIES, L.P. I

387,4732	17.44	07/01/2014
9,308	17.44	07/02/2014
10,464	17.39	07/03/2014
26,862	17.28	07/07/2014
68,652	17.17	07/08/2014
12,500	17.42	07/09/2014
24,833	17.24	07/10/2014
19,446	17.24	07/11/2014
15,621	17.45	07/12/2014
5,541	17.46	07/15/2014

CALIFORNIA STATE TEACHERS’ RETIREMENT SYSTEM

400	17.17	05/22/2014
(400)	17.56	06/27/2014
127	17.36	07/07/2014
1273	17.47	07/10/2014
(127)3	17.47	07/10/2014

1 Represents an internal transfer of Shares from Legion Partners, L.P. I to Legion Partners Special Opportunities, L.P. I.
2 Represents an internal transfer of Shares to Legion Partners Special Opportunities, L.P. I from Legion Partners, L.P. I.
3 Represents an internal transfer of Shares.